UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Provide Commerce, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74373W103 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74373W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Internet Floral Concepts, L.P. 84-1536988
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization. Delaware general partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 shares 6. Shared Voting Power 3,905,366 shares (1) 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power 3,905,366 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,905,366 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 31.33% (3)
12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 74373W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jovian Holdings, LLC f/k/a JPS International, LLC (4) 84-1450017
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization. Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 shares 6. Shared Voting Power 3,905,366 shares (1) 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power 3,905,366 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,905,366 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 31.33% (3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 74373W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jovian Holdings, Inc. 51-0439909
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization. Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 shares 6. Shared Voting Power 3,905,366 shares (1) 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power 3,905,366 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,905,366 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 31.33% (3)
12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 74373W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jared S. Polis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 shares 6. Shared Voting Power 3,905,366 shares (1) 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power 3,905,366 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,905,366 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 31.33% (3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 74373W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joel Tomas Citron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization. Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 195,931 shares (2) 6. Shared Voting Power 3,905,366 shares (1) 7. Sole Dispositive Power 195,931 (2) 8. Shared Dispositive Power 3,905,366 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,101,297 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 32.40% (5)
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 74373W103

(1)	Represents ownership of 3,592,692 shares and warrants and options to purchase 312,674 shares exercisable within 60 days of December 31, 2004 of the common stock, par value $0.001 per share (the “Provide Commerce Common Stock”), of Provide Commerce, Inc., a Delaware corporation (“Provide Commerce”), which the reporting persons may be deemed to beneficially own due to the relationships and agreements described in Item 4. Neither the filing of this statement nor any of its contents will be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Provide Commerce Common Stock referred to herein for purposes of Section 13(d) and (g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents ownership of 2,376 shares and warrants and options to purchase 193,555 shares of Provide Commerce Common Stock exercisable within 60 days of December 31, 2004.
(3)	The calculation of the foregoing percentage is based on 12,151,581 shares of Provide Commerce Common Stock outstanding as of December 31, 2004, as represented by Provide Commerce, plus 312,674 shares of Provide Commerce Common Stock issuable pursuant to the exercise of options and warrants exercisable within 60 days of December 31, 2004 which could be deemed to be beneficially owned by the reporting persons.
(4)	Effective as of February 3, 2005, JPS International, LLC changed its name to Jovian Holdings, LLC.
(5)	The calculation of the foregoing percentage is based on 12,151,581 shares of Provide Commerce Common Stock outstanding as of December 31, 2004, as represented by Provide Commerce, plus 506,229 shares of Provide Commerce Common Stock issuable pursuant to the exercise of options and warrants exercisable within 60 days of December 31, 2004 which could be deemed to be beneficially owned by the reporting person.

Item 1	(a).	Name of Issuer: Provide Commerce, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 5005 Wateridge Vista Drive, San Diego, California 92121.

Item 2	(a).	Names of Persons Filing: Internet Floral Concepts, L.P., Jovian Holdings, LLC f/k/a JPS International, LLC, Jovian Holdings, Inc., Joel Tomas Citron and Jared S. Polis.

Item 2	(b).

Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Internet Floral Concepts, L.P., Jovian Holdings, LLC, and Jared S. Polis is 303 E. 17th Avenue, Suite 1080, Denver, Colorado 80203. The address of the principal business office of Jovian Holdings, Inc. and Joel Tomas Citron is Jovian Holdings, Inc., 551 Madison Avenue, 14th Floor, New York, New York 10022.

Item 2	(c).

Citizenship:

Internet Floral Concepts, L.P. is a limited partnership organized under the laws of the State of Delaware. Jovian Holdings, LLC is a limited liability company organized under the laws of the State of Delaware. Jovian Holdings, Inc. is a corporation organized under the laws of the State of Delaware. Mr. Polis is a United States citizen and Mr. Citron is a citizen of Sweden and a permanent resident of the United States.

Item 2	(d).	Title of Class of Securities: Common Stock, par value $0.001

Item 2	(e).	CUSIP Number: 74373W103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a)

Amount Beneficially Owned:

Jovian Holdings, LLC f/k/a JPS International, LLC, a Delaware limited liability company (“Holdings”), is the sole general partner of Internet Floral Concepts, L.P, a Delaware limited partnership (“Concepts”). Jared S. Polis is the sole member and manager of Holdings. Jovian Holdings, Inc., a Delaware corporation (“Jovian”), is a wholly-owned subsidiary of Holdings and performs certain investment advisory services with respect to the holdings of Mr. Polis, Holdings and Concepts. Mr. Polis is the Chairman of the Board of Directors of Jovian. Joel Tomas Citron is the Chief Executive Officer of Jovian and, pursuant to a contractual arrangement with Jovian, is compensated based on the appreciation, if any, in securities of Provide Commerce held by Mr. Polis, Holdings and Concepts, and managed by Jovian.

As of December 31, 2004, (i) Concepts was the holder of record of 60,946 shares of Provide Commerce Common Stock, (ii) Holdings was the holder of record of 3,447,205 shares of Provide Commerce Common Stock, (iii) Mr. Polis was the holder of record of 84,541 shares of Provide Commerce Common Stock and warrants to purchase 312,674 shares of Provide Commerce Common Stock, (iv) Jovian was the holder of record of no shares of Provide Commerce Common Stock and (v) Mr. Citron was the holder of record of 2,376 shares of Provide Commerce Common Stock and presently exercisable options to purchase 193,555 shares of Provide Commerce Common Stock . By virtue of the affiliate and contractual relationships described in the preceding paragraph, each of Concepts, Holdings, Jovian and Mr. Polis may be deemed to beneficially own the shares of Provide Commerce Common Stock held of record by all of them, or a total of 3,905,366 shares. By virtue of the contractual agreement described in the preceding paragraph, Mr. Citron may be deemed to beneficially own the shares of Provide Commerce Common Stock held of record by each of Concepts, Holdings, Jovian and Mr. Polis, as well as the shares of Provide Commerce Common Stock held of record directly by himself, or a total of 4,101,297 shares.

Each of the reporting persons expressly disclaims beneficial ownership of any shares of Provide Commerce Common Stock which could be deemed to be beneficially owned by them except with respect to shares which it holds of record.

(b)

Percent of Class:

Internet Floral Concepts, L.P.: 31.33%

Jovian Holdings, LLC: 31.33%

Jared S. Polis: 31.33%

Jovian Holdings, Inc.: 31.33%

Joel Tomas Citron: 32.40%

The foregoing percentages are calculated based on the 12,151,581 shares of Provide Commerce reported to be outstanding as of December 31, 2004, as represented by Provide Commerce.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: Internet Floral Concepts, L.P.: 0 shares Jovian Holdings, LLC: 0 shares Jared S. Polis: 0 shares Jovian Holdings, Inc.: 0 shares Joel Tomas Citron: 195,931

(ii)

shared power to vote or to direct the vote:

Internet Floral Concepts, L.P.: 3,905,366 shares

Jovian Holdings, LLC: 3,905,366 shares

Jared S. Polis: 3,905,366 shares

Jovian Holdings, Inc.: 3,905,366 shares

Joel Tomas Citron: 3,905,366 shares

(iii)

sole power to dispose or direct the disposition of:

Internet Floral Concepts, L.P.: 0 shares

Jovian Holdings, LLC: 0 shares

Jared S. Polis: 0 shares

Jovian Holdings, Inc.: 0 shares

Joel Tomas Citron: 195,931

(iv)

shared power to dispose or direct the disposition of:

Internet Floral Concepts, L.P.: 3,905,366 shares

Jovian Holdings, LLC: 3,905,366 shares

Jared S. Polis: 3,905,366 shares

Jovian Holdings, Inc.: 3,905,366 shares

Joel Tomas Citron: 3,905,366 shares

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable. The reporting persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(1)(ii)(J).

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 14, 2005.

INTERNET FLORAL CONCEPTS, L.P.

By:	Jovian Holdings, LLC

By:	*
Jared S. Polis
Managing Member

JOVIAN HOLDINGS, LLC

By:	*
Jared S. Polis
Managing Member

JOVIAN HOLDINGS, INC.

By:	*
Jared S. Polis
Chairman of the Board of Directors

By:	*
Jared S. Polis

By:	*
Joel Tomas Citron

*By:	/s/ Jeremy W. Makarechian
Jeremy W. Makarechian
Attorney-in-Fact

*	Pursuant to Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference.

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Provide Commerce, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 14th day of February, 2005.

INTERNET FLORAL CONCEPTS, L.P.

By:	Jovian Holdings, LLC

By:	*
Jared S. Polis
Managing Member

JOVIAN HOLDINGS, LLC

By:	*
Jared S. Polis
Managing Member

JOVIAN HOLDINGS, INC.

By:	*
Jared S. Polis
Chairman of the Board of Directors

By:	*
Jared S. Polis

By:	*
Joel Tomas Citron

*By:	/s/ Jeremy W. Makarechian
Jeremy W. Makarechian
Attorney-in-Fact

*	Pursuant to Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference.